January 16, 2008
VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HMG/Courtland Properties, Inc.
Form 10-KSB for the Year Ended December 31, 2006,
Filed March 30, 2007; Form 10-QSB for Quarterly Period
Ended June 30, 2007, Filed August 14, 2007
File No. 001-07865

Dear Mr. Woody:

This letter responds to the comments in your letter to HMG/Courtland Properties, Inc. (the “Company”), dated January 8, 2008.  The comments in your letter related to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2007, as identified in the caption above.  For ease of review, your comments have been repeated below appearing in italics.
Form 10-KSB for the Year Ended December 31, 2006
Financial Statements

1.            Consolidation Statements of Comprehensive Income, page 26

We have considered your response to our prior comment 1 and continue to believe that your income statement presentation should conform to the requirements of Rule 5-03 of Regulation S-X.  Please revise your income statement presentation to disclose “net gain from investments in marketable securities”, “net income from other investments”, and “interest, dividend and other income” apart from revenues as items of non-operating income or provide us with any additional information supporting your departure from Rule 5-03.

2.            5.  Other Investments, page 42

We have considered your response to our prior comment 2.  Confirm for us that the $117,000 adjustment to your 2005 income statement noted in response represents the impact of applying the equity method of accounting from the inception of the investment in 1999 through and including 2005.  Additionally, provide to us your SAB 99 analysis supporting management’ determination that any revision to your financial statements to account for your investment using the equity method is unnecessary due to immateriality.

HMG/Courtland Properties, Inc. Responses

1.            Income or loss from our investment activities is a significant part of our day to day operations and not merely a by-product of earnings from idle cash. We have researched other public REITS and found varying industry practice as it relates to revenue classification of the items in question. We found two companies in particular with similar revenue classification to ours. We can provide the names of these companies if necessary. Furthermore, the expenses incurred in generating these gains are included in our operating expense and in order to continue to properly match revenues and expenses we include these items as revenues. So we again respectfully request that you allow our presentation in light of industry practice, to properly match revenues and expenses and for the sake of consistent reporting.

2.            We confirm that the $117,000 adjustment to our 2005 income statement represents the impact of applying the equity method of accounting from the inception of the investment in 1999 through and including 2005.

We have provided as an exhibit, our SAB 99 analysis supporting management’s determination that any revision to your financial statements to account for our investment using the equity method is unnecessary due to immateriality.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB and Form 10-QSB;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-KSB and Form 10-QSB; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to your request and Rule 101 of Regulation S-T, this letter is being filed via EDGAR.  We trust that the above fully responds to your questions and comments.  If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

Larry Rothstein
Principal Financial Officer

Exhibit

HMG/Courtland Properties, Inc.
SAB 99 Analysis

Quantitative Analysis:

Monty's Key West, LLC	1999-2002	2003	2004	2005	2006
Net Income (loss) by year	planning and	$57,380	$(564,125)	$(666,410)	$(492,927)
	development		HTD 12-31-05	$(1,173,155)
	No operations		Co. own 10%	$(117,316)	$(49,293)
			HTD 12-31-06		$(166,608)
			Adj. write-off 2007		$(333,392)
			Total Investment		$(500,000)
Impact on 12-31-05 financial statements:
	Assets	Revenues	Net Income	Equity
Per Audited Financials 12-31-05	$44,403,100	$9,314,179	$(402,645)	$16,922,807

Adjustment Impact HTD 12-31-05	$(117,316)

Adjustment as a % of
Financial reporting classes	-0.26%	-1.26%	29.14%	-0.69%

We did not consider these quantitative variances to have a material impact on the financial statements, taken as a whole.

The impact of the misstatement did not change a loss into income or vice versa and the misstatement involves no concealment of an unlawful transaction.

The misstatement did not change a loss into income or vice versa.

We were able to precisely measure the amount of the misstatement.

Qualitative Analysis:
This is an isolated non-recurring issue and all other investments were properly accounted for.
The Company has written off this investments in February 2007and there will be no future financial statement impact relating to this investment.